JPMORGAN CHASE & CO.

July 2009
Pricing Supplement No. 250
Registration Statement No. 333-155535
Dated July 24, 2009
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in Equities

Capital Protected Notes due July 31, 2014

Based on the Value of the S&P 500® Index

The notes are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest and will have the terms described in the accompanying product supplement no. MS-4-A-I, prospectus supplement and prospectus, as supplemented and modified by this pricing supplement. At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the underlying index on the determination date, subject to the maximum payment at maturity. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

FINAL TERMS

Issuer:	JPMorgan Chase & Co.
Issue price:	$10 per note (see "Commissions and Issue Price" below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$17,582,330
Pricing date:	July 24, 2009
Original issue date:	July 31, 2009, (5 business days after the pricing date)
Maturity date:	July 31, 2014, subject to adjustment for non-business or non-trading days and certain market disruption events as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. MS-4-A-I
Interest:	None
Index:	The S&P 500® Index
Principal protection:	100%
Payment at maturity:	The payment at maturity per $10 stated principal amount will equal: ▪ $10 *plus* the supplemental redemption amount, if any, subject to the maximum payment at maturity. *If the notes are held to maturity, in no event will the payment at maturity on the notes be less than $10 or greater than the maximum payment at maturity.*
Supplemental redemption amount:	The supplemental redemption amount per $10 stated principal amount will be: ▪ $10 *times* the index performance *times* the participation rate. *In no event will the supplemental redemption amount be less than $0 or greater than $5 per note.*
Participation rate:	100%
Maximum payment at maturity:	$15 (150% of the stated principal amount) per note
Index performance:	(final index value – initial index value) / initial index value
Initial index value:	979.26, the official closing value of the index on the pricing date
Final index value:	The official closing value of the index on the determination date
Determination date:	July 28, 2014, subject to adjustment for non-trading days and certain market disruption events as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. MS-4-A-I.
CUSIP:	46625H241
Listing:	The notes will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. ("JPMSI")

Commissions and Issue Price:	**Price to Public**[(1)(2)]	**Fees and Commissions**[(2)(3)]	**Proceeds to Company**
Per Note	$10	$0.35	$9.65
Total	$17,582,330	$615,381.55	$16,966,948.45

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-17 of the accompanying product supplement no. MS-4-A-I.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see "Syndicate Information" on page 3 for further details.

(3) JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.35 per $10 stated principal amount note and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting" beginning on page PS-33 of the accompanying product supplement no. MS-4-A-I.

Investing in the notes involves a number of risks. See "Risk Factors" on page PS-7 of the accompanying product supplement no. MS-4-A-I and "Risk Factors" beginning on page 7 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-4-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Product supplement no. MS-4-A-I dated June 23, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209002506/e35704_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Capital Protected Notes due July 31, 2014
Based on the Value of the S&P 500® Index

Fact Sheet

The notes offered are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest and have the terms described in the accompanying product supplement no. MS-4-A-I, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each $10 stated principal amount of note that the investor holds, the $10 stated principal amount plus a supplemental redemption amount, if any, based on the increase, if any, in the index closing value, subject to the maximum payment at maturity of $15 (150% of the stated principal amount) per note. The notes are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program. All payments on the notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of JPMorgan Chase & Co.

Expected Key Dates		
Pricing date:	**Original issue date (settlement date):**	**Maturity date:**
July 24, 2009	July 31, 2009 (5 business days after the pricing date)	July 31, 2014, subject to postponement due to a non-business or non-trading day or a market disruption event as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. MS-4-A-I.

Key Terms	
Issuer:	JPMorgan Chase & Co.
Issue price:	$10 per note (see "Syndicate Information" below)
Stated principal amount:	$10 per note
Denominations:	$10 per note and integral multiples thereof
Aggregate principal amount:	$17,582,330
Interest:	None
Principal protection:	100%
Bull or bear notes:	Bull notes
Index:	The S&P 500® Index
Index publisher:	Standard & Poor's, a Division of The McGraw-Hill Companies, Inc.
Payment at maturity:	The payment at maturity per $10 stated principal amount will equal: ▪ $10 *plus* the supplemental redemption amount, if any, subject to the maximum payment at maturity. *If the notes are held to maturity, in no event will the payment at maturity on the notes be less than $10 or greater than the maximum payment at maturity.*
Supplemental redemption amount:	The supplemental redemption amount will be: ▪ $10 *times* the index performance *times* the participation rate. *In no event will the supplemental redemption amount be less than $0 or greater than $5 per note.*
Participation rate:	100%
Maximum payment at maturity:	$15 (150% of the stated principal amount) per note.
Index performance:	(final index value – initial index value) / initial index value
Initial index value:	979.26, the official closing value of the index on the pricing date.
Final index value:	The official closing value of the index on the determination date.
Determination date:	July 28, 2014, subject to adjustment for non-trading days and certain market disruption events as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. MS-4-A-I.
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled determination date is not a trading day or if a market disruption event occurs on that day so that the determination date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the notes will be postponed until the third business day following the determination date as postponed.
Risk factors:	**Please see "Risk Factors" on page 7.**

Capital Protected Notes due July 31, 2014
Based on the Value of the S&P 500® Index

General Information	
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	46625H241
Minimum purchase amount:	100 notes
Tax considerations:	You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-4-A-I. Subject to the limitations described therein in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Assuming this treatment, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in their notes and the notes' adjusted issue price. Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes. **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 5.87%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $10 note consists of a single payment at maturity equal to $13.37. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $10 note)	Total Accrued OID from Original Issue Date per $10 note as of End of Calendar Period
July 31, 2009 through December 31, 2009	$0.24	$0.24
January 1, 2010 through December 31, 2010	$0.61	$0.85
January 1, 2011 through December 31, 2011	$0.65	$1.50
January 1, 2012 through December 31, 2012	$0.69	$2.19
January 1, 2013 through December 31, 2013	$0.73	$2.92
January 1, 2014 through July 31, 2014	$0.45	$3.37

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMSI
Use of proceeds and hedging:	The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. For further information on our use of proceeds and hedging, see "Use of Proceeds" in the accompanying product supplement no. MS-4-A-I.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-4-A-I.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

Syndicate Information		
Issue price of the notes	**Commissions**	**Principal amount of notes for any single investor**
$10.0000	$0.3500	<$1MM
$9.9500	$0.3000	≥$1MM and <$3MM
$9.9250	$0.2750	≥$3MM and <$5MM
$9.9000	$0.2500	≥$5MM

This pricing supplement represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying product supplement no. MS-4-A-I, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 *plus* a supplemental redemption amount, if any, subject to the maximum payment at maturity of $15 (150% of the stated principal amount) per note, calculated on the determination date as follows:

$10 *times* the index performance *times* the participation rate, *provided* that the supplemental redemption amount will not be less than zero. In no event will the payment at maturity be greater than the maximum payment at maturity of $15 per note.

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of index performances and does not cover the complete range of possible payouts at maturity. *If the index performance is greater than 50%, you will receive only the maximum payment at maturity of $15 per note, or 150% of the stated principal amount.*

Index performance	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Percent return on $10 note
70%	1,700	$10	$5	$15	50%
60%	1,600	$10	$5	$15	50%
50%	1,500	$10	$5	$15	50%
40%	1,400	$10	$4	$14	40%
30%	1,300	$10	$3	$13	30%
20%	1,200	$10	$2	$12	20%
10%	1,100	$10	$1	$11	10%
0%	1,000	$10	$0	$10	0%
−10%	900	$10	$0	$10	0%
−20%	800	$10	$0	$10	0%
−30%	700	$10	$0	$10	0%
−40%	600	$10	$0	$10	0%
−50%	500	$10	$0	$10	0%

Below are three examples of how to calculate the index performance and the payment at maturity based on the hypothetical table above. **Each of these examples assumes that the notes are held to maturity.**

Example 1:

The hypothetical final index value is 30% greater than the initial index value.

Initial index value:	1,000
Hypothetical final index value:	1,300
Maximum payment at maturity:	$15 per note
Participation rate:	100%
Supplemental redemption amount per note =	$10 x [(1,300 − 1,000)/1,000] x 100% = $3.00

In the example above, the total payment at maturity per note will equal $13.00, which is the sum of the stated principal amount of $10 and a supplemental redemption amount of $3.00.

Capital Protected Notes due July 31, 2014
Based on the Value of the S&P 500® Index

Example 2:

The hypothetical final index value is 20% less than the initial index value.

Initial index value:	1,000
Hypothetical final index value:	800
Participation rate:	100%
Index performance =	[(800 – 1,000)/1,000] = -20%
Supplemental redemption amount per note =	$0

In the example above, because the index performance is negative, the supplemental redemption amount per note is $0 and at maturity you will receive only the stated principal amount of $10.

Example 3:

The hypothetical final index value is 60% greater than the initial index value.

Initial index value:	1,000
Hypothetical final index value:	1,600
Maximum payment at maturity:	$15 per note
Participation rate:	100%
Supplemental redemption amount per note =	$5

In the example above, because the index has increased in value by more than 50%, the supplemental redemption amount per note is $5 and you will receive the maximum payment at maturity of $15.

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of note at least $10 per note (100% of the stated principal amount), plus the supplemental redemption amount, if any, subject to the maximum payment amount of $15 (150% of the stated principal amount) per note. All payments on the notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of JPMorgan Chase & Co.

The supplement redemption amount will equal $10 x the index performance x the participation rate. The supplemental redemption amount will be calculated as follows:

$$\text{supplemental redemption amount} = \$10 \times \frac{(\text{final index value} - \text{initial index value})}{\text{initial index value}} \times \text{participation rate}$$

where,

participation rate = 100%

initial index value = 979.26, the official closing value of the index on the pricing date

final index value = the official closing value of the index on the determination date

In no event will the supplemental redemption amount be greater than $5 (50% of the stated principal amount) per note.

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero. In no event will the supplemental redemption amount be less than $0.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. MS-4-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

- **You will receive only the stated principal amount of $10 per note at maturity if the index depreciates in value.** If the value of the index has not increased or has declined at maturity from its initial value, you will receive no supplemental redemption amount and you will receive only $10 per note (100% of the stated principal amount) at maturity.

- **Appreciation potential is limited to the maximum payment at maturity.** Appreciation potential is limited by the maximum payment at maturity of $15 (150% of the stated principal amount) per note. Accordingly, if the initial index value rises above 150%, you will receive the maximum payment at maturity of $15 (150% of the stated principal amount) per note, even though the index performance may reflect significantly greater appreciation in the index than 50%.

- **The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

- **Unlike conventional debt securities, there will be no payments of interest with respect to the notes.** The notes differ from many conventional debt securities in that no periodic interest will be paid on the notes. **Because of the variable nature of the supplemental redemption amount, which may equal zero and will not be more than the $5, the return on your investment in the notes, if you hold the notes to maturity, may be less than the amount that would be paid on a conventional debt security.** The return of only the $10 stated principal amount will not compensate you for the effects of inflation and other factors relating to the value of money over time. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for the payment of the stated principal amount per note and a capped supplemental redemption amount based on performance of the index.

- **The notes will not be listed on any securities exchange and secondary trading may be limited.** The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMSI may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by JPMSI, as a result of dealer discounts, mark-ups or other transaction costs. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **Market price of the notes will be influenced by many unpredictable factors.** Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which JPMSI may be willing to purchase or sell the notes in the secondary market, including: the value of the index at any time and, in particular, on the determination date, the volatility of the index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events that effect the stocks underlying the index, or stock markets generally, and that may affect the final index value, the time remaining to the maturity of the notes, the dividend rate on the stock underlying the index and any actual or anticipated changes in our credit ratings or credit spreads.

- **You will have no shareholder rights or voting rights, and will receive no dividend payments.** As an investor in the notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

- **Not equivalent to investing in the index.** Investing in the index is not equivalent to investing in the index or its component stocks. See "Hypothetical Payout on the Notes" above.

- **Adjustments to the index could adversely affect the value of the notes.** The index publisher may discontinue or suspend calculation or publication of the index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

- **Economic interests of the calculation agent and other affiliates of the issuer may be adverse to the investors.** The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. As calculation agent, JPMSI will determine the initial index value and the final index value, and calculate the supplemental redemption amount, if any, you will receive at maturity. Determinations made by JPMSI, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the index, may adversely affect the payment to you on the notes at maturity. In addition, we are currently one of the companies that make up the index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the index and the notes.

- **Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the notes on or prior to the pricing date could potentially have affected the initial index value and, therefore, could potentially have increased the value that the index must reach before you receive a supplemental redemption amount greater than zero. Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the value of the index and, accordingly, the amount of cash an investor will receive at maturity.

Capital Protected Notes due July 31, 2014
Based on the Value of the S&P 500® Index

Information about the Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading "The S&P 500® Index" in the accompanying product supplement no. MS-4-A-I.

License Agreement between Standard & Poor's and J.P. Morgan Securities Inc. "Standard & Poor's®," "S&P®," "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan Securities Inc. See "The S&P 500® Index — License Agreement with S&P" in the accompanying product supplement no. MS-4-A-I.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the index for each quarter in the period from January 1, 2004 through July 24, 2009. The closing value of the index on July 24, 2009 was 979.26. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the index should not be taken as an indication of future performance, and no assurance can be given as to the value of the index on the determination date. The payment of dividends on the stocks that constitute the index are not reflected in its value and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2004			
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005			
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006			
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007			
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008			
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009			
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter (through July 24, 2009)	979.26	879.13	979.26

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the original issue date set forth on the front cover of this pricing supplement, which will be the fifth business day following the pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Subject to regulatory constraints, JPMSI intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. MS-4-A-I.

Capital Protected Notes due July 31, 2014
Based on the Value of the S&P 500® Index

Where You Can Find More Information

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. MS-4-A-I dated June 23, 2009.

This document, together with the documents listed below, contains the terms of the notes, supplements the Preliminary Terms related hereto dated June 23, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-4-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-4-A-I dated June 23, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209002506/e35704_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.